

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

Via E-mail
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, 60325 Frankfurt am Main
Germany

> **Re:** **Deutsche Bank Aktiengesellschaft**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 20, 2012**
> **Response dated September 21, 2012**
> **File No. 001-15242**

Dear Mr. Krause:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Item 18: Financial Statements

Note 24 – Goodwill and Other Intangible Assets, page F-108

Goodwill Impairment Test, page F-110

1. We note your response and proposed disclosure to prior comment 6 from our letter dated August 24, 2012, including the statement that you do not believe it is practicable to determine the carrying amount of a cash generating unit (CGU). Furthermore, we note your statement that you believe applying a 'capital allocation model' is in compliance with paragraph 76 of IAS 36 and is a reasonable and consistent allocation method given your circumstances. Please tell us in more detail specifically how you believe your

methodology and assertions comply with the guidance in paragraphs 75 and 76 of IAS 36 in light of the fact that those paragraphs state that a CGU includes the carrying value of only those assets that can be allocated directly or allocated on a reasonable and consistent basis, and does not include the carrying value of any recognized liability unless the recoverable amount of the CGU cannot be determined without consideration of this liability.

Supplemental Financial Information (Unaudited)

Risk Elements, page S-7

2. We note your response to prior comment 8 from our letter dated August 24, 2012. Please note that U.S. GAAP guidance does not define or require disclosure of "potential problem loans." Disclosure of this information is required under Item III.C.2 of Industry Guide 3 for the purpose of disclosing loans where management is aware of information that causes them to doubt repayment, but which are not captured in the normal risk metric disclosures provided elsewhere in the filing. As such, we expect such disclosure to apply equally regardless of whether a registrant provides financial statements under U.S. GAAP, IFRS, or some other GAAP. Thus, we continue to believe that disclosure of information related to loans that you have identified as potential problem loans per the guidance in Item III.C.2 is appropriate. Please revise future filings to provide the amount of problem loans identified as of period end or to disclose that you have none.

Short-Term Borrowings, page S-16

3. We note your response to prior comment 10 from our letter dated August 24, 2012. Given the significance of the difference between your average amount and period end amounts shown of securities sold under repurchase agreements, we believe that it would be useful for you to disclose information similar to that which you provide in your response. As such, please revise future filings to disclose this information.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief